Credit Suisse Asset Repackaging Depositor LLC
11 Madison Avenue
New York, New York 10010

January 29, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Asset Repacking LLC

Dear Sir or Madam:

Enclosed for filing by Credit Suisse Asset Repackaging LLC (formerly known as CSFB Asset Repackaging LLC) (the “Depositor”), is the Depositor’s registration statement on Form S-3.

Further to the conversation between our counsel, Sidley Austin llp, and Paula Dubberly, Amy Starr and Max Webb of the staff of the United States Securities and Exchange Commission, the registration statement relates to the offering of trust certificates issuable in series, each series of certificates representing the beneficial ownership interest in an issuing entity the assets of which will consist of senior unsecured debt securities guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program, that satisfy the criteria set forth in the prospectus.

Please let me know if you have any questions or if I can be of any assistance. Thank you for your attention to this matter.

Very truly yours,
/s/ Helena M. Willner
Helena M. Willner, Esq.

cc:	Conrad Rubin, Esq. – Credit Suisse Daniel M. Rossner, Esq. – Sidley Austin llp